

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4561

June 1, 2017

Michael Goss
Chief Financial Officer
Sotheby's
1334 York Avenue
New York, NY 10021

> **Re: Sotheby's**
> **Form 10-K for Fiscal Year Ended December 31, 2016**
> **Filed February 27, 2017**
> **File No. 001-09750**

Dear Mr. Goss:

    We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

          Sincerely,

          /s/ Kathleen Collins

          Kathleen Collins
          Accounting Branch Chief
          Office of Information Technologies
          and Services